Exhibit 5.1

2800 JPMorgan Chase Tower, 600 Travis Houston, TX 77002 Telephone: 713-226-1200 Fax: 713-223-3717 www.lockelord.com

March 7, 2014

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

Ladies and Gentlemen:

We have acted as counsel to Martin Midstream Partners L.P., a Delaware limited partnership (the “Partnership”), in connection with the proposed offering and sale from time to time by the Partnership Common Units, representing limited partner interests in the Partnership, having an aggregate gross sales price of up to $300,000,000 (the “Offered Units”), pursuant to that certain Equity Distribution Agreement (the “Equity Distribution Agreement”), dated as of March 7, 2014, among the Partnership, Goldman, Sachs & Co. and MLV & Co. LLC, as the exclusive sales agents named therein (the “Managers”). Capitalized terms used but not defined herein shall have the meanings given such terms in the Equity Distribution Agreement.
The Offered Units are included in a Registration Statement on Form S-3 (Registration No. 333-193715) (the “Registration Statement”), as filed by the Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Offered Units are being offered and sold pursuant to the Partnership’s prospectus supplement dated March 7, 2014 (the “Prospectus Supplement”), which has been filed with the Commission pursuant to Rule 424(b) under the Securities Act, to a prospectus dated February 26, 2014 (such prospectus, as amended and supplemented by the Prospectus Supplement, the “Prospectus”).
As the basis for the opinion hereinafter expressed, we examined the Equity Distribution Agreement, the Delaware Revised Uniform Limited Partnership Act (the “Act”), Partnership records and documents, certificates of the Partnership, certain of its affiliates and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In making our examination, we have assumed that all signatures on documents examined by us are genuine, that all documents submitted to us as originals are authentic and that all documents submitted to us as certified or photostatic copies conform with the original copies of such documents.
Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that the Offered Units, when issued and delivered on behalf of the Partnership against payment therefor as described in the Equity Distribution Agreement and the Prospectus, will be validly issued and, under the Act, purchasers of the Offered Units will have no obligation to make further payments for their purchase of Offered Units or contributions to the Partnership solely by reason of their ownership of the Offered Units or their status as limited partners of the Partnership,

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

and will have no personal liability for the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, solely by reason of being limited partners of the Partnership.
This opinion is limited in all respects to the Act, as in effect on the date hereof.
At your request, this opinion is being furnished to you for filing as an exhibit to the Partnership’s Current Report on Form 8-K filed on the date hereof. We hereby consent to the statements with respect to us under the heading “Legal matters” in the Prospectus Supplement and to the filing of this opinion as an exhibit to the Partnership’s Current Report on Form 8-K filed on the date hereof. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission issued thereunder.
Very truly yours,

/s/ Locke Lord LLP

LOCKE LORD LLP